TITAN OIL & GAS, INC

**RESERVES ASSESSMENT AND
EVALUATION OF
CANADIAN OIL AND GAS PROPERTIES**

LEAMAN EVALUATION

Effective August 31, 2012

1131936

GLJ Petroleum Consultants

LEAMAN EVALUATION

TABLE OF CONTENTS

Principal Officers:

Keith M. Braaten, P. Eng.
President & CEO
Jodi L. Anhorn, M.Sc., P. Eng.
Executive Vice President & COO

Officers / Vice Presidents:

Terry L. Aarsby, P. Eng.
Caralyn P. Bennett, P. Eng.
Leonard L. Herchen, P. Eng.
Myron J. Hladyshevsky, P. Eng.
Bryan M. Joa, P. Eng.
Mark Jobin, P. Geol.
John E. Keith, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

November 23, 2012

Project 1131936

Mr. Michal Gnitecki
Titan Oil & Gas Inc.
7251 West Lake Mead Boulevard, Suite 300
Las Vegas, Nevada USA 89128

Dear Sir:


**Re: Titan Oil & Gas Inc.
Leaman Evaluation
<u>Effective August 31, 2012</u>**


GLJ Petroleum Consultants (GLJ) has completed an independent reserves assessment and evaluation of the Leaman property of Titan Oil & Gas Inc. (the "Company"). The effective date of this evaluation is August 31, 2012.

GLJ has prepared the reserves estimates utilizing reserves definitions contained in National Instrument 51-101 (NI 51-101) and following standards set out in the Canadian Oil and Gas Evaluation Handbook (COGEH) as required for securities reporting in Canada. Proved reserves definitions provided in NI 51-101 are similar to the U.S. SEC Reg. S-X (SEC) definitions, and guidance provided in COGEH is generally in keeping with SEC guidelines. Economic forecasts provided in the appendix have been prepared using the SEC mandated average of previous 12 months first-day-of-the-month constant product pricing guidelines. For the subject evaluation, the application of the SEC definitions would cause no change to the proved reserves and economic forecasts prepared following COGEH using the SEC constant product prices. Accordingly, the constant pricing proved reserves estimates and economic forecasts are considered appropriate for U.S. reporting purposes.

This report has been prepared for the Company for the purpose of annual disclosure and other financial requirements. This evaluation has been prepared in accordance with reserves definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook.

It was GLJ's primary mandate in this evaluation to provide an independent evaluation of the oil and gas reserves of the Company in aggregate. Accordingly it may not be appropriate to extract individual property or entity estimates for other purposes. Our engagement letter notes these limitations on the use of this report.

It is trusted that this evaluation meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.

Yours very truly,

GLJ PETROLEUM CONSULTANTS LTD.

"ORIGINALLY SIGNED BY"

Jodi L. Anhorn, M. Sc., P. Eng.
Executive Vice President & COO

JLA/ljn
Attachments

INDEPENDENT PETROLEUM CONSULTANTS' CONSENT

The undersigned firm of Independent Petroleum Consultants of Calgary, Alberta, Canada has prepared an independent evaluation of the **Titan Oil & Gas Inc.** (the "Company") Leaman property and hereby gives consent to the use of its name and to the said estimates. The effective date of the evaluation is **August 31, 2012.**

In the course of the evaluation, the Company provided GLJ Petroleum Consultants Ltd. personnel with basic information which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from GLJ Petroleum Consultants Ltd. nonconfidential files. The Company has provided a representation letter confirming that all information provided to GLJ Petroleum Consultants Ltd. is correct and complete to the best of its knowledge. Procedures recommended in the Canadian Oil and Gas Evaluation (COGE) Handbook to verify certain interests and financial information were applied in this evaluation. In applying these procedures and tests, nothing came to GLJ Petroleum Consultants Ltd.'s attention that would suggest that information provided by the Company was not complete and accurate. GLJ Petroleum Consultants Ltd. reserves the right to review all calculations referred to or included in this report and to revise the estimates in light of erroneous data supplied or information existing but not made available which becomes known subsequent to the preparation of this report.

The accuracy of any reserves and production estimate is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserves and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may, in future, differ materially from the forecasts utilized herein. Present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

> **PERMIT TO PRACTICE**
> GLJ PETROLEUM CONSULTANTS LTD.
> ORIGINALLY SIGNED BY
> Signature: _____ Doug R. Sutton _____
>
> Date: _____ November 23, 2012 _____
>
> **PERMIT NUMBER: P 2066**
> The Association of Professional Engineers,
> Geologists and Geophysicists of Alberta

ORIGINALLY SIGNED BY
Keith M. Braaten
GLJ Petroleum Consultants Ltd.

GLJ Petroleum Consultants

INTRODUCTION

GLJ Petroleum Consultants (GLJ) was commissioned by Titan Oil & Gas Inc. (the "Company") to prepare an independent evaluation of its oil and gas reserves effective August 31, 2012.

The evaluation was initiated in October 2012 and completed by November 2012. Estimates of reserves and projections of production were generally prepared using well information and production data available from public sources to approximately August 31, 2012. The Company provided land, accounting data and other technical information not available in the public domain to approximately August 31, 2012. In certain instances, the Company also provided recent engineering, geological and other information up to August 31, 2012. The Company has confirmed that, to the best of its knowledge, all information provided to GLJ is correct and complete as of the effective date.

GLJ has prepared the reserves estimates utilizing reserves definitions contained in National Instrument 51-101 (NI 51-101) and in accordance with the procedures and standards contained in the Canadian Oil and Gas Evaluation Handbook (COGEH) as required for securities reporting in Canada. Proved reserves definitions provided in NI 51-101 are similar to the U.S. SEC Reg. S-X (SEC) definitions, and guidance provided in COGEH is generally in keeping with SEC guidelines. Economic forecasts provided in the appendix have been prepared using the SEC mandated average of previous 12 months first-day-of-the-month constant product pricing guidelines. For the subject evaluation, the application of the SEC definitions would cause no change to the proved reserves and economic forecasts prepared following COGEH using the SEC constant product prices. Accordingly, the constant pricing proved reserves estimates and economic forecasts are considered appropriate for U.S. reporting purposes.

The evaluation was conducted on the basis of the GLJ July 2012 Price Forecast which is summarized in the Product Price and Market Forecasts section of this report.

The Evaluation Procedure section outlines general procedures used in preparing this evaluation. The individual property reports, provided under separate cover, provide additional evaluation details. The following summarizes evaluation matters that have been included/excluded in cash flow projections:

- in accordance with NI 51-101, the effect on projected revenues of the Company's financial hedging activity has not been included,

- provisions for the abandonment of all of the Company's wells to which reserves have been attributed have been included; all other abandonment and reclamation costs have not been included,

- general and administrative (G&A) costs and overhead recovery have not been included,

- undeveloped land values have not been included.

RESERVES DEFINITIONS

Reserves estimates have been prepared by GLJ Petroleum Consultants (GLJ) in accordance with standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook with necessary modifications to reflect definitions and standards under the U.S. Financial Accounting Standards Board (FASB) standards and the requirements of the U.S. Securities and Exchange Commission (SEC). Both the SEC definitions and the COGE Handbook reserves definitions follow.

SEC RESERVES DEFINITIONS

The following definitions are excerpts from Regulation S-X 210.4-10). Portions of these definitions within square parentheses, [ ], have been transposed from other sections of Regulation S-X 210.4-10 to improve readability.

Resources
Resources are quantities of oil and gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

Reserves
Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

> *Note: Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e. , absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).*

Proved Oil and Gas Reserves
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

    (i)   The area of the reservoir considered as proved includes:

        (A) The area identified by drilling and limited by fluid contacts, if any, and

        (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii)   In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A)   Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)   The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)   Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i)   When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv) *[The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.]*

[Where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through

reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.]

Possible Reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed Oil and Gas Reserves

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas Reserves

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir [see Other Definitions below], or by other evidence using reliable technology establishing reasonable certainty.

Other Pertinent Definitions

Analogous Reservoir

Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an "analogous reservoir" refers to a reservoir that shares the following characteristics with the reservoir of interest:

(i) Same geological formation (but not necessarily in pressure communication with the reservoir of interest);

(ii) Same environment of deposition;

(iii) Similar geological structure; and

(iv) Same drive mechanism.

Reasonable Certainty

If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable Technology

Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Reservoir
A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

COGE HANDBOOK DEFINITIONS

The following reserves definitions are set out by the Canadian Securities Administrators in National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (NI 51-101; in Part 2 of the Glossary to NI 51-101) with reference to the COGE Handbook.

Reserves Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on:

- analysis of drilling, geological, geophysical, and engineering data;
- the use of established technology;
- specified economic conditions[1], which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

Proved Reserves
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Possible Reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Other criteria that must also be met for the classification of reserves are provided in [Section 5.5 of the COGE Handbook].

Development and Production Status

Each of the reserves categories (proved, probable, and possible) may be divided into developed and undeveloped categories.

Developed Reserves
Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure

---

[1] *For securities reporting, the key economic assumptions will be the prices and costs used in the estimate. The required assumptions may vary by jurisdiction, for example:*
(a) **forecast prices and costs, in Canada under NI 51-101**
(b) **constant prices and costs**, *based on the average of the first day posted prices in each of the 12 months of the reporting issuer's financial year, under* **US SEC** *rules (this is optional disclosure under NI 51-101).*

(e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

Developed Producing Reserves

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Developed Non-producing Reserves

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

Undeveloped Reserves

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves estimates are presented). Reported Reserves should target the following levels of certainty under a specific set of economic conditions:

- at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;
- at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves;
- at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates are prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with *reserves* estimates and the effect of aggregation is provided in Section 5.5.3 [of the *COGE Handbook*].

Incorporation of the COGE Handbook guidelines means that total corporate proved reserves reflect a conservative estimate and proved plus probable reserves reflect a current "best estimate" of the oil and gas quantities which will be recovered. In the evaluated properties, there is no material difference between proved reserves determined applying COGE and SEC standards versus estimates which would result under application of only one of these standards.

DOCUMENTED RESERVES CATEGORIES

Production and revenue projections are prepared for each of the following main reserves categories:

<u>Reserves Category</u>
Proved
Proved Plus Probable

<u>Production and Development Status</u>
Developed Producing*
Developed Non-producing
Undeveloped
Total (sum of developed producing, developed non-producing and undeveloped)

* As producing reserves are inherently developed, GLJ simply refers to "developed producing" reserves as "producing."

Reserves and revenue projections are available in GLJ's evaluation database for any reserves and development subcategory including those determined by difference (e.g., probable producing).

The following reserves categories are documented in this Corporate Summary volume:

Proved Producing
Proved Developed Non-producing
Proved Undeveloped
Total Proved
Total Probable
Total Proved Plus Probable

Individual property evaluation reports contain detailed documentation of reserves estimation methodology and evaluation procedures.

When evaluating reserves, GLJ evaluators generally first identify the producing situation and assign proved, proved plus probable and proved plus probable plus possible reserves in recognition of the existing level of development and the existing depletion strategy. Incremental non-producing (developed non-producing or undeveloped) reserves are subsequently assigned recognizing future development opportunities and enhancements to the depletion mechanism. It should be recognized that future developments may result in accelerated recovery of producing reserves.

EVALUATION PROCEDURE

TABLE OF CONTENTS

EVALUATION PROCEDURE

The following outlines the methodology employed by GLJ Petroleum Consultants (GLJ) in conducting the evaluation of the Company's oil and gas properties. GLJ evaluation procedures are in compliance with standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook.

INTEREST DESCRIPTIONS

The Company provided GLJ with current land interest information. The Company provided a representation letter confirming accuracy of land information. Certain cross-checks of land and accounting information were undertaken by GLJ as recommended in the COGE Handbook. In this process, nothing came to GLJ's attention that indicated that information provided by the Company was incomplete or unreliable.

In GLJ's reports, "Company Interest" reserves and values refer to the sum of royalty interest[*] and working interest reserves before deduction of royalty burdens payable. "Working Interest" reserves equate to those reserves that are referred to as "Company Gross" reserves by the Canadian Securities Administrators (CSA) in NI 51-101.

Royalty interest reserves include royalty volumes derived only from other working interest owners.

WELL DATA

Pertinent interest and offset well data such as drill stem tests, workovers, pressure surveys, production tests, etc., were provided by the Company or were obtained from other operators, public records or GLJ nonconfidential files.

ACCOUNTING SUMMARY

The Company provided GLJ with available accounting data on a property basis and for the corporate total for the period April 1, 2011 to April 30, 2012. In some circumstances this information was also provided on a cost centre basis to address major reserves entities that are a subset of a Company property.

PRODUCTION FORECASTS

In establishing all production forecasts, consideration was given to existing gas contracts and the possibility of contract revisions, to the operator's plans for development drilling and to reserves and well capability. Generally, development drilling in an area was not considered unless there was some indication from the operator that drilling could be expected.

The on-stream date for currently shut-in reserves was estimated with consideration given to the following:

- proximity to existing facilities
- plans of the operator
- economics

ECONOMIC PARAMETERS

Pertinent economic parameters are listed as follows:

a) The effective date is August 31, 2012.

b) Operating and capital costs were estimated in 2012 dollars and then escalated as summarized in the Product Price and Market Forecasts section of this report.

c) Economic forecasts were prepared for each property on a before income tax basis. Detailed discounting of future cash flow was performed using a discount factor of 10.0 percent with all values discounted annually to August 31, 2012 on a mid-calendar-year basis.

d) Alberta crown royalties have been determined in accordance with the Alberta New Royalty Framework (NRF) which passed provincial legislation in December 2008, including March 11 and May 27, 2010 announcements.

e) Royalty holidays applicable to existing wells or forecast drilling are included in individual well economics. These credits are itemized within the property reports.

f) Gas processing allowances relating to remaining undepreciated capital bases, were included in individual property economic evaluations. Alberta gas cost allowance calculations have incorporated changes associated with the Alberta NRF.

g) Mineral taxes on freehold interests were included.

h) Field level overhead charges have been included; recovery of overhead expenses has not been included.

i) The Company's office G&A costs have not been included.

j) Well abandonment costs for all wells with reserves have been included at the property level. Additional abandonment costs associated with non-reserves wells, lease reclamation costs and facility abandonment and reclamation expenses have not been included in this analysis.

OIL EQUIVALENT OR GAS EQUIVALENT

In this report, quantities of hydrocarbons have been converted to barrels of oil equivalent (boe); or to sales gas equivalent (sge) using factors of 6 Mcf/boe for gas, 1 bbl/boe for all liquids, and 0 boe for sulphur. Users of oil equivalent values are cautioned that while boe based metrics are useful for comparative purposes, they may be misleading when used in isolation.

LIST OF ABBREVIATIONS

AOF	absolute open flow
bbl	barrels
Bcf	billion cubic feet of gas at standard conditions
boe	barrel of oil equivalent, in this evaluation determined using 6 Mcf/boe for gas, 1 bbl/boe for all liquids, and 0 boe for sulphur
bopd	barrels of oil per day
BTU	British thermal units
bwpd	barrels of water per day
DSU	drilling spacing unit
GCA	gas cost allowance
GOC	gas-oil contact
GOR	gas-oil ratio
GORR	gross overriding royalty
GWC	gas-water contact
Mbbl	thousand barrels
Mboe	thousand boe
Mcf	thousand cubic feet of gas at standard conditions
Mcfe	thousand cubic feet of gas equivalent
Mlt	thousand long tons
M$	thousand Canadian dollars
MM$	million Canadian dollars
MMbbl	million barrels
MMboe	million boe

MMBtu	million British thermal units
MMcf	million cubic feet of gas at standard conditions
MRL	maximum rate limitation
Mstb	thousand stock tank barrels
MMstb	million stock tank barrels
NGL	natural gas liquids (ethane, propane, butane and condensate)
NPI	net profits interest
OGIP	original gas-in-place
OOIP	original oil-in-place
ORRI	overriding royalty interest
OWC	oil-water contact
P&NG	petroleum and natural gas
psia	pounds per square inch absolute
psig	pounds per square inch gauge
PVT	pressure-volume-temperature
RLI	reserves life index, calculated by dividing reserves by the forecast of first year production
scf	standard cubic feet
sge	sales gas equivalent – if presented in this evaluation, determined using 1 barrel of oil or natural gas liquid = 6 Mcfe; 0 for sulphur
stb	stock tank barrel
WI	working interest
WTI	West Texas Intermediate

PRODUCT PRICE AND MARKET FORECASTS
July 1, 2012

GLJ Petroleum Consultants has prepared its July 1, 2012 price and market forecasts as summarized in the attached Tables 1 and 2 after a comprehensive review of information. Information sources include numerous government agencies, industry publications, Canadian oil refiners and natural gas marketers. The forecasts presented herein are based on an informed interpretation of currently available data. While these forecasts are considered reasonable at this time, users of these forecasts should understand the inherent high uncertainty in forecasting any commodity or market. These forecasts will be revised periodically as market, economic and political conditions change. These future revisions may be significant.

Table 1
GLJ Petroleum Consultants Ltd.
Crude Oil and Natural Gas Liquids
Price Forecast
Effective July 1, 2012

Year	Inflation %	Bank of Canada Average Noon Exchange Rate $US/$Cdn	Nymex Wti Near Month Futures Contract Crude Oil at Cushing Oklahoma Constant 2012 $ $US/bbl	Then Current $US/bbl	ICE Brent Near Month Futures Contract Crude Oil FOB North Sea Then Current $US/bbl	Light Sweet Crude Oil 40 API, 0.3%S at Edmonton Then Current $Cdn/bbl	Bow River Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	Lloyd Blend Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	WCS Stream Quality at Hardisty Then Current $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Then Current $Cdn/bbl	Light Crude Oil (35 API, 1.2%S) at Cromer Then Current $Cdn/bbl	Medium Crude Oil (29 API, 2.0%S) at Cromer Then Current $Cdn/bbl	Spec Ethane $Cdn/bbl	Alberta Natural Gas Liquids (Then Current Dollars) Edmonton Propane $Cdn/bbl	Edmonton Butane $Cdn/bbl	Edmonton Pentanes Plus $Cdn/bbl
2000	2.7	0.673	39.10	30.23	28.41	44.57	35.28	32.61	N/A	27.49	43.28	39.92	N/A	32.15	35.59	46.31
2001	2.5	0.646	32.74	26.00	24.87	39.44	27.69	23.47	N/A	16.77	35.22	31.58	N/A	31.92	31.25	42.48
2002	2.3	0.637	32.03	26.08	25.02	40.33	31.83	30.60	N/A	26.57	37.43	35.48	N/A	21.39	27.08	40.73
2003	2.8	0.716	37.30	31.07	28.47	43.66	32.11	31.18	N/A	26.26	40.09	37.55	N/A	32.14	34.36	44.23
2004	1.8	0.770	48.38	41.38	38.02	52.96	37.43	36.31	N/A	29.11	49.14	45.64	N/A	34.70	39.97	53.94
2005	2.2	0.826	64.93	56.58	55.14	69.02	44.73	43.03	43.74	34.07	62.18	56.77	N/A	43.04	51.80	69.57
2006	2.0	0.882	74.31	66.22	66.16	73.21	51.82	50.36	50.66	41.84	66.38	62.26	N/A	43.85	60.17	75.41
2007	2.2	0.935	79.69	72.39	72.71	77.06	53.64	52.03	52.38	43.42	71.13	65.71	N/A	49.56	61.78	77.38
2008	2.4	0.943	107.27	99.64	98.30	102.89	84.31	82.60	82.95	74.94	96.08	93.10	N/A	58.38	75.33	104.78
2009	0.4	0.880	64.98	61.78	62.50	66.32	60.18	58.40	58.66	54.46	63.84	62.96	N/A	38.03	48.17	68.17
2010	1.8	0.971	83.30	79.52	80.25	77.87	68.45	66.95	67.27	60.76	76.58	73.76	N/A	46.84	65.91	84.27
2011	2.9	1.012	97.91	95.12	110.86	95.53	78.58	76.84	77.14	67.64	92.35	88.33	N/A	53.66	74.42	104.17
2012 Q1	2.3	0.999	102.93	102.93	118.35	92.72	83.07	81.48	81.66	71.86	90.68	87.93	N/A	40.20	70.54	110.18
2012 Q2 (e)	1.5	0.990	93.36	93.36	108.65	83.00	71.43	69.69	69.92	59.46	79.86	76.17	N/A	25.78	67.02	99.56
2012 Q3	2.0	0.980	85.00	85.00	95.00	79.08	67.22	65.64	65.94	57.05	77.50	74.34	8.92	23.72	61.68	90.94
2012 Q4	2.0	0.980	85.00	85.00	95.00	79.08	67.22	65.64	65.94	57.76	77.50	74.34	9.71	35.59	61.68	88.57
2012 Full Year	2.0	0.987	91.57	91.57	104.25	83.47	72.24	70.61	70.86	61.53	81.38	78.19	N/A	31.32	65.23	97.31
2012 Q3-Q4	2.0	0.980	85.00	85.00	95.00	79.08	67.22	65.64	65.94	57.40	77.50	74.34	9.32	29.66	61.68	89.76
2013	2.0	0.980	88.24	90.00	97.50	86.73	72.42	70.69	70.99	62.27	83.27	79.80	11.30	52.04	67.65	95.41
2014	2.0	0.980	91.31	95.00	100.00	95.92	80.09	78.17	78.47	70.70	90.16	87.29	12.88	57.55	74.82	99.76
2015	2.0	0.980	94.23	100.00	100.00	101.02	84.35	82.33	82.63	74.51	94.96	91.93	14.47	60.61	78.80	105.06
2016	2.0	0.980	92.38	100.00	100.00	101.02	84.35	82.33	82.63	74.51	94.96	91.93	16.05	60.61	78.80	105.06
2017	2.0	0.980	90.57	100.00	100.00	101.02	84.35	82.33	82.63	74.51	94.96	91.93	17.64	60.61	78.80	105.06
2018	2.0	0.980	90.00	101.35	101.35	102.40	85.50	83.45	83.75	75.54	96.25	93.18	19.03	61.44	79.87	106.49
2019	2.0	0.980	90.00	103.38	103.38	104.47	87.23	85.14	85.44	77.09	98.20	95.07	19.45	62.68	81.49	108.65
2020	2.0	0.980	90.00	105.45	105.45	106.58	89.00	86.86	87.16	78.67	100.19	96.99	19.83	63.95	83.13	110.84
2021	2.0	0.980	90.00	107.56	107.56	108.73	90.79	88.62	88.92	80.28	102.21	98.95	20.24	65.24	84.81	113.08
2022+	2.0	0.980	90.00	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

Historical futures contract price is an average of the daily settlement price of the near month contract over the calendar month.

Revised   2012-06-30

GLJ Petroleum Consultants

Table 2
GLJ Petroleum Consultants Ltd.
Natural Gas and Sulphur
Price Forecast
Effective July 1, 2012

	Henry Hub Nymex		Midwest			Alberta Plant Gate					Saskatchewan Plant Gate			British Columbia		Alberta
	Near Month Contract		Price @ Chicago	AECO/NIT Spot	Spot								Westcoast	Spot	Sulphur FOB	Sulphur at Plant
	Constant 2012 $	Then Current	Then Current	Then Current	Constant 2012 $	Then Current	ARP	Alliance	SaskEnergy	Spot	Sumas Spot	Station 2	Plant Gate	Vancouver	Gate
Year	$US/MMbtu	$US/MMbtu	$US/MMbtu	$Cdn/MMbtu	$/MMbtu	$/MMbtu	$/MMbtu	$/MMbtu	$/MMbtu	$/MMbtu	$/MMbtu	$/MMbtu	$/MMbtu	$US/lt	$Cdn/lt
2000	5.58	4.32	3.96	5.80	6.37	4.93	4.50	N/A	4.79	4.99	4.15	5.06	4.88	38.14	13.59
2001	5.08	4.03	4.45	5.65	7.65	6.07	5.41	5.31	5.72	6.15	4.57	6.32	6.29	18.29	-14.67
2002	4.13	3.36	3.25	4.27	4.77	3.88	3.88	3.65	4.04	3.96	2.68	4.18	3.93	29.38	3.04
2003	6.57	5.47	5.46	6.73	7.80	6.49	6.13	6.15	6.41	6.57	4.66	6.45	6.32	59.81	39.83
2004	7.22	6.18	6.13	6.90	7.83	6.70	6.31	6.39	6.48	6.78	5.26	6.56	6.45	62.99	38.61
2005	10.33	9.00	8.24	9.06	9.66	8.42	8.30	8.27	8.36	8.48	7.13	8.22	8.12	63.50	33.77
2006	7.84	6.99	6.93	6.71	7.81	6.96	6.57	6.36	6.67	7.06	6.27	6.58	6.45	55.07	19.27
2007	7.83	7.12	6.83	6.59	7.07	6.43	6.20	5.86	6.18	6.55	6.52	6.40	6.25	81.66	42.03
2008	9.58	8.90	8.91	8.25	8.52	7.92	7.88	7.83	8.07	8.04	8.33	8.21	8.09	497.39	488.64
2009	4.38	4.16	4.05	4.16	4.19	3.98	3.85	3.23	3.87	4.04	3.91	4.17	4.04	57.06	24.57
2010	4.60	4.40	4.53	4.03	4.11	3.93	3.77	3.31	3.96	4.00	4.31	4.01	3.91	88.94	48.26
2011	4.15	4.03	4.21	3.62	3.61	3.51	3.46	2.84	3.57	3.67	3.93	3.39	3.31	217.16	171.93
2012 Q1	2.51	2.51	2.89	2.19	2.39	2.39	2.29	1.63	2.28	2.45	2.90	2.47	2.35	198.11	155.35
2012 Q2 (e)	2.40	2.40	2.32	1.94	1.68	1.68	1.62	1.10	1.66	1.69	2.03	1.83	1.66	205.73	164.83
2012 Q3	3.00	3.00	3.10	2.76	2.56	2.56	2.51	1.87	2.61	2.70	2.70	2.56	2.39	200.00	161.08
2012 Q4	3.25	3.25	3.35	2.98	2.79	2.79	2.74	2.11	2.83	2.92	2.95	2.78	2.62	200.00	161.08
2012 Full Year	2.79	2.79	2.92	2.47	2.35	2.35	2.29	1.68	2.35	2.44	2.65	2.41	2.25	200.96	160.58
2012 Q3-Q4	3.13	3.13	3.23	2.87	2.68	2.68	2.62	1.99	2.72	2.81	2.83	2.67	2.50	200.00	161.08
2013	3.68	3.75	3.85	3.44	3.18	3.25	3.18	2.60	3.28	3.38	3.45	3.24	3.07	175.00	135.57
2014	4.08	4.25	4.35	3.90	3.56	3.70	3.63	3.09	3.73	3.84	3.95	3.70	3.53	150.00	110.06
2015	4.48	4.75	4.85	4.36	3.92	4.16	4.07	3.58	4.17	4.30	4.45	4.16	3.98	125.00	84.55
2016	4.85	5.25	5.35	4.82	4.26	4.61	4.52	4.07	4.62	4.76	4.95	4.62	4.44	125.00	84.55
2017	5.21	5.75	5.85	5.28	4.59	5.07	4.97	4.56	5.07	5.22	5.45	5.08	4.90	127.50	87.10
2018	5.50	6.19	6.29	5.68	4.86	5.47	5.36	4.99	5.46	5.62	5.89	5.48	5.30	130.05	89.70
2019	5.50	6.32	6.42	5.80	4.86	5.59	5.48	5.12	5.58	5.74	6.02	5.60	5.41	132.65	92.36
2020	5.50	6.44	6.54	5.91	4.86	5.70	5.58	5.23	5.68	5.85	6.14	5.71	5.52	135.30	95.06
2021	5.50	6.57	6.67	6.03	4.87	5.82	5.70	5.36	5.80	5.97	6.27	5.83	5.64	138.01	97.83
2022+	5.50	+2.0%/yr	+2.0%/yr	+2.0%/yr	4.87	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.
The plant gate price represents the price before raw gas gathering and processing charges are deducted.
AECO-C Spot refers to the one month price averaged for the year.

Revised   2012-06-30

GLJ Petroleum Consultants

TITAN OIL & GAS, INC

LEAMAN

Effective August 31, 2012

Prepared by
Scott M. Quinell, P. Eng.

LEAMAN PROPERTY REPORT

TABLE OF CONTENTS

Company:	**Titan Oil & Gas, Inc**	Reserve Class:	**Various**
Property:	**Leaman**	Development Class:	**Classifications**
		Pricing:	**GLJ (2012-07)**
		Effective Date:	**August 31, 2012**

Summary of Reserves and Values

	Proved Producing	Proved Plus Probable Producing
MARKETABLE RESERVES		
Heavy Oil (Mbbl)		
Gross Lease	64.0	76.0
Total Company Interest	3.0	3.6
Net After Royalty	2.9	3.4
Gas (MMcf)		
Gross Lease	8.4	9.8
Total Company Interest	0.3	0.4
Net After Royalty	0.3	0.4
Oil Equivalent (Mbbl)		
Gross Lease	65.4	77.6
Total Company Interest	3.1	3.7
Net After Royalty	3.0	3.5
BEFORE TAX PRESENT VALUE (M$)		
0%	18	22
5%	17	20
8%	16	20
10%	16	19
12%	15	18
15%	15	18
20%	14	16
FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)		
2012 (4 Months)	0	0
2013	6	7
2014	8	8
2015	6	7
2016	-1	4
2017	1	-3

| **BOE Factors:** | HVY OIL 1.0 | RES GAS 6.0 | PROPANE 1.0 | ETHANE 1.0 |
| | COND 1.0 | SLN GAS 6.0 | BUTANE 1.0 | SULPHUR 0.0 |

Historical and Forecast Production

Company:	**Titan Oil & Gas, Inc**	Pricing:	**GLJ (2012-07)**
Property:	**Leaman**	Effective Date:	**August 31, 2012**





*Note: Historical company interest production is based on current interests in the evaluated reserves entities applied to reported actual gross lease production. Consequently, company actuals may differ from the history shown due to changes in ownership.

Gross Lease Oil
1131936 / Nov 27, 2012

GLJ Petroleum Consultants

Historical and Forecast Production

Company: **Titan Oil & Gas, Inc**
Property: **Leaman**

Pricing: **GLJ (2012-07)**
Effective Date: **August 31, 2012**

Gross Lease Sales Gas



Company Interest Sales Gas



*Note: Historical company interest production is based on current interests in the evaluated reserves entities applied to reported actual gross lease production. Consequently, company actuals may differ from the history shown due to changes in ownership.

Gross Lease Sales Gas
1131936 / Nov 27, 2012

GLJ Petroleum Consultants

Company: **Titan Oil & Gas, Inc**
Property: **Leaman**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2012-07)**
Effective Date: **August 31, 2012**

Daily Production, Reserves and Present Value Summary

Entity Description	Reserve Class	2012 Gross Lease Production				2012 Company Interest Production				Gross Lease Reserves					Company Interest Reserves					Before Tax 10% Dcf Present Value M$
		Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	
Proved Producing																				
00/06-31-057-09W5/0	A	3	14	0	15	0	1	0	1	4	22	0	0	23	0	1	0	0	1	9
00/07-31-057-09W5/0	A	0	11	0	11	0	1	0	1	1	14	0	0	14	0	1	0	0	1	4
00/10-31-057-09W5/0	A	1	12	0	12	0	1	0	1	1	14	0	0	14	0	1	0	0	1	5
00/11-31-057-09W5/0	A	2	11	0	11	0	0	0	0	3	13	0	0	14	0	0	0	0	0	0
02/12-31-057-09W5/0	A	1	7	0	7	0	0	0	0	0	1	0	0	1	0	0	0	0	0	-2
Total: Proved Producing		**7**	**55**	**0**	**56**	**0**	**3**	**0**	**3**	**8**	**64**	**0**	**0**	**65**	**0**	**3**	**0**	**0**	**3**	**16**
Proved Plus Probable Producing																				
00/06-31-057-09W5/0	G	3	14	0	15	0	1	0	1	5	26	0	0	27	0	2	0	0	2	11
00/07-31-057-09W5/0	G	0	11	0	11	0	1	0	1	1	17	0	0	17	0	1	0	0	1	5
00/10-31-057-09W5/0	G	1	12	0	12	0	1	0	1	1	17	0	0	17	0	1	0	0	1	5
00/11-31-057-09W5/0	G	2	11	0	11	0	0	0	0	3	16	0	0	16	0	0	0	0	0	0
02/12-31-057-09W5/0	G	1	7	0	7	0	0	0	0	0	1	0	0	1	0	0	0	0	0	-2
Total: Proved Plus Probable Producing		**7**	**55**	**0**	**56**	**0**	**3**	**0**	**3**	**10**	**76**	**0**	**0**	**78**	**0**	**4**	**0**	**0**	**4**	**19**

BOE Factors:

HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

Class (A,G), GLJ (2012-07), ppv

November 27, 2012 13:41:49

GLJ Petroleum Consultants

Company:	**Titan Oil & Gas, Inc**		Reserve Class:	**Proved Plus Probable**
Property:	**Leaman**		Development Class:	**Producing**
			Pricing:	**GLJ (2012-07)**
			Effective Date:	**August 31, 2012**

Summary of Well Interests and Burdens

Entity Description	Well Type	Working Interest			Royalty Interest				Lessor Royalty	Other Royalty Burdens			
		BPO %	APO %	Rem PO (000's)	Type	BPO %	APO %	Rem PO (000's)		Type	BPO %	APO %	Rem PO (000's)
Leaman													
00/06-31-057-09W5/0	OIL	6.000	-	-	-	-	-	-	AB CR AARF ULTHVY AB CR AARF		-	-	-
02/06-31-057-09W5/0	-	0.000	6.000	$3,890	-	-	-	-	AB CR AARF ULTHVY		-	-	-
00/07-31-057-09W5/0	OIL	6.000	-	-	-	-	-	-	AB CR AARF ULTHVY AB CR AARF		-	-	-
00/10-31-057-09W5/0	OIL	6.000	-	-	-	-	-	-	AB CR AARF ULTHVY AB CR AARF		-	-	-
00/11-31-057-09W5/0	OIL	0.000	6.000	$1,950	-	-	-	-	AB CR AARF ULTHVY AB CR AARF		-	-	-
02/12-31-057-09W5/0	OIL	6.000	-	-	-	-	-	-	AB CR AARF ULTHVY AB CR AARF		-	-	-

Glossary
AARF: Adjusted Alberta Royalty Framework announced May 27, 2010
AB: Alberta
APO=BPO interests unless otherwise specified
CR: Crown Royalty
Payout - in dollars if $ is present otherwise in volumes
ULTHVY: Ultra-Heavy

Map 1
Land Map

Company: Titan Oil & Gas, Inc
Property: Leaman

Effective Date: August 31, 2012
Scale: 1:85,000   s1131936/leam01

R.10

R.9

W5M

PADDLE

RIVER

T.58

1

6

36

31

T.57

BAL M

LEGEND:

Interest Land



GLJ Petroleum Consultants

Historical and Forecast Production
Leaman - Total Property

Property : Leaman



Projections Illustrate
Production Forecast

		Total Reserves Summary @ 2012/09/01					Average Production Rates (Last 12 months ending 2012/08/31)			
			Reserves (Mbbl)				Gas :	32.0 Mcf/d	31.5 Mcf/cd	WGR :	>9999.9 bbl/MMcf
Reserves Classification		Ultimate	Cum Production	Remaining		Oil :	66.5 bbl/d	65.5 bbl/cd	GOR :	480.9 scf/bbl
						Avg Wells :	4.9		WC :	96.4 %
Pv Prd	A(R)	490	330	160				Cumulative Production		
P + P Prd	G(R)	525	330	195		Oil : 330.3 Mbbl	Gas : 213.2 MMcf	Water : 3682.3 Mbbl		

Plot 1

Leaman
1131936 / Oct 31, 2012

GLJ Petroleum Consultants



Historical and Forecast Production
Leaman - Total Property

Property : Leaman

Projections Illustrate
Production Forecast

Daily Oil (bbl/d)

Daily Oil Calendar Day (bbl/d)

Oil Wells (month)

GOR (scf/bbl)

Year

Cumulative Oil (Mbbl)

A

G

Total Reserves Summary @ 2012/09/01			
	Reserves (Mbbl)		
Reserves Classification	Ultimate	Cum Production	Remaining
Pv Prd A(R)	490	330	160
P + P Prd G(R)	525	330	195

Average Production Rates (Last 12 months ending 2012/08/31)			
Gas :	32.0 Mcf/d	31.5 Mcf/cd	WGR : >9999.9 bbl/MMcf
Oil :	66.5 bbl/d	65.5 bbl/cd	GOR : 480.9 scf/bbl
Avg Wells :	4.9		WC : 96.4 %

Cumulative Production

Oil :	330.3 Mbbl	Gas :	213.2 MMcf	Water :	3682.3 Mbbl

Plot 2

Leaman
1131936 / Oct 31, 2012

GLJ Petroleum Consultants

Table 1

Page 1

Property: Leaman

Well List and Production Summary

#	Well Location	Regulatory Field Pool	Current Status	RigRel yr-mm	First yr-mm	Last yr-mm	Inj yr-mm	Prod Days	Oil bbl/d	Gas Mcf/d	GOR scf/bbl	WGR bbl/MMcf	WC %	Oil Mbbl	Gas MMcf	Water Mbbl
					Production Dates			**Last Quarter Production Statistics**						**Cumulative Production**		
1	00/06-31-057-09W5/0	LEAMAN PEKISKO C	FLOWING OIL	2005-02	2005-08	2012-08		90	15	10	670	>9999	97	134	76	1,127
2	02/06-31-057-09W5/0	LEAMAN PEKISKO C	OIL ABND Z	2007-03	2007-04	2007-05		0	0	0				0	0	6
3	00/07-31-057-09W5/0	LEAMAN PEKISKO C	FLOWING OIL	2005-06	2005-09	2012-08		90	11	1	108	>9999	96	54	33	593
4	00/10-31-057-09W5/0	LEAMAN PEKISKO C	PUMPING OIL	2005-10	2005-11	2012-08		90	13	2	127	>9999	97	47	35	730
5	00/11-31-057-09W5/0	LEAMAN PEKISKO C	PUMPING OIL	2007-03	2007-03	2012-08		90	11	8	725	>9999	97	44	38	677
6	02/12-31-057-09W5/0	LEAMAN PEKISKO C	PUMPING OIL	2005-08	2005-10	2012-08		90	8	3	435	>9999	97	51	30	549
	Total								**58**	**24**				**330**	**213**	**3,682**

1131936

October 31, 2012 07:53:31

GLJ Petroleum Consultants

Table 2

Company: **Titan Oil & Gas, Inc**
Property: **Leaman**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2012-07)**
Effective Date: **August 31, 2012**

Gross Lease Reserves Summary

			Oil (Mbbl)			Non-Associated Gas (MMcf)				Other Gross Lease Reserves			
Entity Description	Reserve Class	Methodology	Initial Recoverable	Cumulative Production	Reserves	Initial Recoverable	Cumulative Production	Raw Gas	Reserves	Sol'n Gas MMcf	Cond Mbbl	LPG Mbbl	Sulphur Mlt
Proved Producing													
00/06-31-057-09W5/0	A	Dec	175	134	22*	0	0	0	0	4	0	0	0
00/07-31-057-09W5/0	A	Dec	90	55	14*	0	0	0	0	1	0	0	0
00/10-31-057-09W5/0	A	Dec	80	47	14*	0	0	0	0	1	0	0	0
00/11-31-057-09W5/0	A	Dec	75	44	13*	0	0	0	0	3	0	0	0
02/12-31-057-09W5/0	A	Dec	70	51	1*	0	0	0	0	0	0	0	0
Total: Proved Producing			**490**	**330**	**64***	**0**	**0**	**0**	**0**	**8**	**0**	**0**	**0**
Proved Plus Probable Producing													
00/06-31-057-09W5/0	G	Dec	185	134	26*	0	0	0	0	5	0	0	0
00/07-31-057-09W5/0	G	Dec	100	55	17*	0	0	0	0	1	0	0	0
00/10-31-057-09W5/0	G	Dec	85	47	17*	0	0	0	0	1	0	0	0
00/11-31-057-09W5/0	G	Dec	80	44	16*	0	0	0	0	3	0	0	0
02/12-31-057-09W5/0	G	Dec	75	51	1*	0	0	0	0	0	0	0	0
Total: Proved Plus Probable Producing			**525**	**330**	**76***	**0**	**0**	**0**	**0**	**10**	**0**	**0**	**0**

Notes
1.   [*] Remaining reserves are less than the estimate due to economic limit.

GLJ Petroleum Consultants

Table 2.1

Company: **Titan Oil & Gas, Inc**
Property: **Leaman**

Effective Date: **August 31, 2012**

Oil Decline Parameters

Resource Entity	Zone	Method	Res. Class	Decline Type	Analysis Data					Reserve Life yrs	Original Recoverable Reserve Mbbl	Cum Production @ Analysis Mbbl	Cum Production 2012-09-01 Mbbl	Remaining Reserves 2012-08-31 Mbbl	Notes
					Analysis Date	Initial Effective Decline	Initial Rate bbl/d	Final Rate bbl/d	Decline Exponent						
Proved Producing															
00/06-31-057-09W5/0	PEKISKO C	Decline	A	OR	2012-09-01	14.50	14.5	2.0	0.50	20.8	175.0	134.2	134.2	40.8	
02/06-31-057-09W5/0	PEKISKO C	Decline	A		2012-09-01	-	-	-	-	-	0.0	0.0	0.0	-	[1]
00/07-31-057-09W5/0	PEKISKO C	Decline	A	OR	2012-09-01	11.81	11.0	2.0	0.50	20.7	90.0	54.5	54.5	35.5	
00/10-31-057-09W5/0	PEKISKO C	Decline	A	OR	2012-09-01	14.01	12.0	2.0	0.50	18.5	80.0	46.9	46.9	33.1	
00/11-31-057-09W5/0	PEKISKO C	Decline	A	OR	2012-09-01	13.17	11.0	2.0	0.50	18.4	75.0	43.5	43.5	31.5	[2]
02/12-31-057-09W5/0	PEKISKO C	Decline	A	OR	2012-09-01	12.72	7.5	2.0	0.50	13.3	70.0	51.2	51.2	18.8	
Total: Proved Producing						56.0					490.0	330.3	330.3	159.7	
Proved Plus Probable Producing															
00/06-31-057-09W5/0	PEKISKO C	Decline	G	OR	2012-09-01	12.77	14.5	2.0	0.60	26.7	185.0	134.2	134.2	50.8	
02/06-31-057-09W5/0	PEKISKO C	Decline	A		2012-09-01	-	-	-	-	-	0.0	0.0	0.0	-	[1]
00/07-31-057-09W5/0	PEKISKO C	Decline	G	OR	2012-09-01	10.02	11.0	2.0	0.60	27.2	100.0	54.5	54.5	45.5	
00/10-31-057-09W5/0	PEKISKO C	Decline	G	OR	2012-09-01	13.15	12.0	2.0	0.60	21.9	85.0	46.9	46.9	38.1	
00/11-31-057-09W5/0	PEKISKO C	Decline	G	OR	2012-09-01	12.26	11.0	2.0	0.60	21.8	80.0	43.5	43.5	36.5	[2]
02/12-31-057-09W5/0	PEKISKO C	Decline	G	OR	2012-09-01	10.78	7.5	2.0	0.60	17.1	75.0	51.2	51.2	23.8	
Total: Proved Plus Probable Producing						56.0					525.0	330.3	330.3	194.7	

The reserves calculated above may not match the economic forecasts due to economic limit considerations.

Glossary
A: Proved Producing
G: Proved Plus Probable Producing
Red: Rows denoted in red are assigned to economics deemed 'not economic'

Notes
1. 2012-Oct-31 02/06-31-057-09W5/0 - Payout balance estimated to be $3,890M.
2. 2012-Oct-31 00/11-31-057-09W5/0 - Payout balance estimated to be $1,950M.

Table 3

Company: **Titan Oil & Gas, Inc**
Property: **Leaman**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2012-07)**
Effective Date: **August 31, 2012**

Gross Lease Daily Oil Production

Entity Description	Reserve Class	Year (bbl/d)												Totals (Mbbl)		
		2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Subtotal	Remainder	Total
Proved Producing																
00/06-31-057-09W5/0	A	14	13	11	10	8	7	7	0	0	0	0	0	22	0	22
00/07-31-057-09W5/0	A	11	10	9	8	7	0	0	0	0	0	0	0	14	0	14
00/10-31-057-09W5/0	A	12	11	9	8	7	0	0	0	0	0	0	0	14	0	14
00/11-31-057-09W5/0	A	11	10	9	8	7	0	0	0	0	0	0	0	13	0	13
02/12-31-057-09W5/0	A	7	0	0	0	0	0	0	0	0	0	0	0	1	0	1
Total: Proved Producing		**55**	**43**	**38**	**33**	**29**	**7**	**7**	**0**	**0**	**0**	**0**	**0**	**64**	**0**	**64**
Proved Plus Probable Producing																
00/06-31-057-09W5/0	G	14	13	11	10	9	8	7	7	0	0	0	0	26	0	26
00/07-31-057-09W5/0	G	11	10	9	8	8	7	0	0	0	0	0	0	17	0	17
00/10-31-057-09W5/0	G	12	11	9	8	7	7	0	0	0	0	0	0	17	0	17
00/11-31-057-09W5/0	G	11	10	9	8	7	6	0	0	0	0	0	0	16	0	16
02/12-31-057-09W5/0	G	7	0	0	0	0	0	0	0	0	0	0	0	1	0	1
Total: Proved Plus Probable Producing		**55**	**44**	**39**	**34**	**31**	**28**	**7**	**7**	**0**	**0**	**0**	**0**	**76**	**0**	**76**

1131936   Class (A,G), GLJ (2012-07), glo

November 27, 2012 13:41:55

GLJ Petroleum Consultants

Table 3.1

Company: **Titan Oil & Gas, Inc**
Property: **Leaman**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2012-07)**
Effective Date: **August 31, 2012**

Company Daily Oil Production

Entity Description	Reserve Class	Year (bbl/d)												Totals (Mbbl)		
		2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Subtotal	Remainder	Total
Proved Producing																
00/06-31-057-09W5/0	A	1	1	1	1	1	0	0	0	0	0	0	0	1	0	1
00/07-31-057-09W5/0	A	1	1	1	0	0	0	0	0	0	0	0	0	1	0	1
00/10-31-057-09W5/0	A	1	1	1	0	0	0	0	0	0	0	0	0	1	0	1
Total: Proved Producing		**3**	**2**	**2**	**2**	**1**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**3**	**0**	**3**
Proved Plus Probable Producing																
00/06-31-057-09W5/0	G	1	1	1	1	1	0	0	0	0	0	0	0	2	0	2
00/07-31-057-09W5/0	G	1	1	1	0	0	0	0	0	0	0	0	0	1	0	1
00/10-31-057-09W5/0	G	1	1	1	0	0	0	0	0	0	0	0	0	1	0	1
Total: Proved Plus Probable Producing		**3**	**2**	**2**	**2**	**1**	**1**	**0**	**0**	**0**	**0**	**0**	**0**	**4**	**0**	**4**

Table 3.2

Company: **Titan Oil & Gas, Inc**
Property: **Leaman**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2012-07)**
Effective Date: **August 31, 2012**

Gross Lease Daily Sales Gas Production

Entity Description	Reserve Class	Year (Mcf/d)												Totals (MMcf)		
		2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Subtotal	Remainder	Total
Proved Producing																
00/06-31-057-09W5/0	A	3	3	2	2	2	1	1	0	0	0	0	0	4	0	4
00/07-31-057-09W5/0	A	0	0	0	0	0	0	0	0	0	0	0	0	1	0	1
00/10-31-057-09W5/0	A	1	1	0	0	0	0	0	0	0	0	0	0	1	0	1
00/11-31-057-09W5/0	A	2	2	2	2	1	0	0	0	0	0	0	0	3	0	3
02/12-31-057-09W5/0	A	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total: Proved Producing		**7**	**5**	**5**	**4**	**4**	**1**	**1**	**0**	**0**	**0**	**0**	**0**	**8**	**0**	**8**
Proved Plus Probable Producing																
00/06-31-057-09W5/0	G	3	3	2	2	2	2	1	1	0	0	0	0	5	0	5
00/07-31-057-09W5/0	G	0	0	0	0	0	0	0	0	0	0	0	0	1	0	1
00/10-31-057-09W5/0	G	1	1	0	0	0	0	0	0	0	0	0	0	1	0	1
00/11-31-057-09W5/0	G	2	2	2	2	1	1	0	0	0	0	0	0	3	0	3
02/12-31-057-09W5/0	G	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total: Proved Plus Probable Producing		**7**	**5**	**5**	**4**	**4**	**3**	**1**	**1**	**0**	**0**	**0**	**0**	**10**	**0**	**10**

1131936   Class (A,G), GLJ (2012-07), glg

November 27, 2012 13:41:57

GLJ Petroleum Consultants

Table 3.3

Company: **Titan Oil & Gas, Inc**
Property: **Leaman**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2012-07)**
Effective Date: **August 31, 2012**

Company Daily Sales Gas Production

Entity Description	Reserve Class	Year (Mcf/d)												Totals (MMcf)		
		2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Subtotal	Remainder	Total
Proved Producing																
00/06-31-057-09W5/0	A	0.17	0.15	0.13	0.11	0.10	0.09	0.08	0.00	0.00	0.00	0.00	0.00	0.27	0.00	0.27
00/07-31-057-09W5/0	A	0.02	0.02	0.02	0.02	0.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.03	0.00	0.03
00/10-31-057-09W5/0	A	0.04	0.03	0.03	0.02	0.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.04	0.00	0.04
02/12-31-057-09W5/0	A	0.03	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total: Proved Producing		**0.26**	**0.21**	**0.18**	**0.16**	**0.14**	**0.09**	**0.08**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.34**	**0.00**	**0.34**
Proved Plus Probable Producing																
00/06-31-057-09W5/0	G	0.17	0.16	0.14	0.12	0.11	0.10	0.09	0.08	0.00	0.00	0.00	0.00	0.31	0.00	0.31
00/07-31-057-09W5/0	G	0.02	0.02	0.02	0.02	0.02	0.02	0.00	0.00	0.00	0.00	0.00	0.00	0.04	0.00	0.04
00/10-31-057-09W5/0	G	0.04	0.03	0.03	0.02	0.02	0.02	0.00	0.00	0.00	0.00	0.00	0.00	0.05	0.00	0.05
02/12-31-057-09W5/0	G	0.03	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total: Proved Plus Probable Producing		**0.26**	**0.21**	**0.19**	**0.16**	**0.15**	**0.13**	**0.09**	**0.08**	**0.00**	**0.00**	**0.00**	**0.00**	**0.40**	**0.00**	**0.40**

1131936   Class (A,G), GLJ (2012-07), gas

November 27, 2012 13:41:58

GLJ Petroleum Consultants

Table 4

Company: **Titan Oil & Gas, Inc**
Property: **Leaman**

Effective Date: **August 31, 2012**

Economic Parameters

A) Price Forecasts and By-Product Data

GLJ (2012-07)

Oil Reference:	Heavy Crude to Hardisty, Ref. Quality 12 degree API
Gas Reference:	Alberta Direct Spot Plant-gate Price
Gas Heat Content:	1040 Btu/scf
Surface Loss:	75.0 %

Price Adjustment:
Oil: 8.50

Name	Zone	Gas/Oil Ratio scf/bbl
Leaman		
00/06-31-057-09W5/0	PEKISKO C	800
00/07-31-057-09W5/0	PEKISKO C	150
00/10-31-057-09W5/0	PEKISKO C	200
00/11-31-057-09W5/0	PEKISKO C	800
02/12-31-057-09W5/0	PEKISKO C	300

B) Operating Costs (2012 Dollars)

Major Stream Costs:
Fixed:	7500 $/Well/month
Variable:	35.00 $/Product

Gathering Costs:
Variable:	0.75 $/Mcf

All variable costs are $/product (sales).

C) Gas Cost Allowance (2012 Dollars)

Operating Costs included in GCA Allowance:
Variable Gathering:	0.75 $/Mcf

D) Abandonment Costs (2012 Dollars)

Name	Zone	Well Costs M$/well
Leaman		
00/06-31-057-09W5/0	PEKISKO C	35.0
02/06-31-057-09W5/0	PEKISKO C	0.0
00/07-31-057-09W5/0	PEKISKO C	35.0
00/10-31-057-09W5/0	PEKISKO C	35.0
00/11-31-057-09W5/0	PEKISKO C	35.0
02/12-31-057-09W5/0	PEKISKO C	35.0

E) Capital Costs (2012 Dollars)

No capital expenditures are forecast.

GLJ Petroleum Consultants

Company:	**Titan Oil & Gas, Inc**		Reserve Class:	**Proved**
Property:	**Leaman**		Development Class:	**Producing**
			Pricing:	**GLJ (2012-07)**
			Effective Date:	**August 31, 2012**

Economic Forecast

PRODUCTION FORECAST

		Heavy Oil Production					Solution Gas Production					Total Oil Equiv. Production				
Year	Gross Oil Wells	Gross Daily bbl/d	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Gross Daily Mcf/d	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Gross Daily boe/d	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2012	5	55	3	0	0	65.90	7	0	0	0	2.78	55.88	2.69	0.33	0.32	65.10
2013	4	43	2	1	1	70.77	5	0	0	0	3.38	43.91	2.03	0.74	0.70	69.91
2014	4	38	2	1	1	79.20	5	0	0	0	3.85	38.31	1.77	0.65	0.61	78.25
2015	4	33	2	1	1	83.01	4	0	0	0	4.32	33.72	1.55	0.57	0.54	82.05
2016	4	29	1	0	0	83.01	4	0	0	0	4.80	29.99	1.38	0.50	0.48	82.11
2017	1	7	0	0	0	83.01	1	0	0	0	5.27	7.72	0.46	0.17	0.16	81.35
2018	1	7	0	0	0	84.04	1	0	0	0	5.69	6.89	0.41	0.15	0.15	82.43
Tot.				**3**	**3**	**77.54**			**0**	**0**	**4.16**			**3.10**	**2.95**	**76.57**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses		
	Working Interest				Royalty Interest Total M$	Company Interest Total M$									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$			Crown M$	Other M$	Crown M$	Other M$			Fixed M$	Variable M$	Total M$
2012	21	0	0	21	0	21	1	0	0	0	1	21	7	11	18
2013	52	0	0	52	0	52	3	0	0	0	3	49	17	26	43
2014	50	0	0	50	0	50	3	0	0	0	3	48	17	23	40
2015	46	0	0	47	0	47	2	0	0	0	2	44	17	21	38
2016	41	0	0	41	0	41	2	0	0	0	2	40	18	19	36
2017	14	0	0	14	0	14	1	0	0	0	1	13	6	6	12
2018	12	0	0	12	0	12	0	0	0	0	0	12	6	6	12
Tot.	**236**	**1**	**0**	**238**	**0**	**238**	**11**	**0**	**0**	**0**	**11**	**226**	**87**	**112**	**200**
Disc	190	1	0	191	0	191	9	0	0	0	9	182	69	91	160

	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
Year														
2012	0	0	0	2	0	2	0	0	0	0	0	0	0	0
2013	0	0	0	6	0	0	6	0	0	0	0	6	6	6
2014	0	0	0	8	0	0	8	0	0	0	0	8	14	12
2015	0	0	0	6	0	0	6	0	0	0	0	6	20	17
2016	0	0	0	3	0	5	-1	0	0	0	0	-1	19	16
2017	0	0	0	1	0	0	1	0	0	0	0	1	20	17
2018	0	0	0	0	0	2	-2	0	0	0	0	-2	18	16
Tot.	**0**	**0**	**0**	**27**	**0**	**9**	**18**	**0**	**0**	**0**	**0**	**18**	**18**	**16**
Disc	0	0	0	22	0	7	16	0	0	0	0	16	16	16

SUMMARY OF RESERVES

		Remaining Reserves at Sep 01, 2012					Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Heavy Oil	Mbbl	64	3	0	3	3	1.000	3	98	6.3	3.2	2.7
Solution Gas	MMcf	8	0	0	0	0	6.000	0	2	6.3	3.6	3.0
Gas Heat Content	BBtu	9	0	0	0	0	0.000	0	0	6.3	3.6	3.0
Total: Oil Eq.	Mboe	65	3	0	3	3	1.000	3	100	6.3	3.2	2.8

PRODUCT REVENUE AND EXPENSES

		Average First Year Unit Values							Net Revenue After Royalties			
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Heavy Oil	$/bbl	79.08	-13.18	65.90	2.25	57.40	0.00	6.25	225	99	181	99
Solution Gas	$/Mcf	2.68	0.11	2.78	0.12	0.75	0.00	1.92	1	1	1	1
Total: Oil Eq.	$/boe	78.06	-12.95	65.10	2.22	56.54	0.00	6.33	226	100	182	100

GLJ Petroleum Consultants

INTEREST AND NET PRESENT VALUE SUMMARY

			Net Present Value Before Income Tax				
Revenue Interests and Burdens (%)			Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	**Cash Flow**
Entity Name	Initial	Average					M$	$/boe

Entity Name	Initial	Average	Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	$/boe
Working Interest	4.8169	4.7623	0.0	27	18	0.0	18	5.72
Capital Interest	4.8169	4.7623	5.0	24	17	0.0	17	5.35
Royalty Interest	0.0000	0.0000	8.0	23	16	0.0	16	5.14
Crown Royalty	3.4246	4.7950	10.0	22	16	0.0	16	5.01
Non-crown Royalty	0.0000	0.0000	12.0	21	15	0.0	15	4.88
Mineral Tax	0.0000	0.0000	15.0	20	15	0.0	15	4.70
			20.0	19	14	0.0	14	4.41

Evaluator: Anhorn, Jodi L.
Run Date: November 27, 2012 13:39:06

Company:	**Titan Oil & Gas, Inc**
Property:	**Leaman**

Reserve Class:	**Proved Plus Probable**
Development Class:	**Producing**
Pricing:	**GLJ (2012-07)**
Effective Date:	**August 31, 2012**

Economic Forecast

PRODUCTION FORECAST

		Heavy Oil Production					Solution Gas Production					Total Oil Equiv. Production				
Year	Gross Oil Wells	Gross Daily bbl/d	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Gross Daily Mcf/d	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf	Gross Daily boe/d	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2012	5	55	3	0	0	65.90	7	0	0	0	2.78	56.03	2.69	0.33	0.32	65.10
2013	4	44	2	1	1	70.77	5	0	0	0	3.38	44.47	2.06	0.75	0.71	69.91
2014	4	39	2	1	1	79.20	5	0	0	0	3.85	39.38	1.82	0.67	0.63	78.25
2015	4	34	2	1	1	83.01	4	0	0	0	4.32	35.18	1.63	0.59	0.56	82.05
2016	4	31	1	1	1	83.01	4	0	0	0	4.80	31.73	1.47	0.54	0.51	82.10
2017	4	28	1	0	0	83.01	3	0	0	0	5.27	28.65	1.33	0.48	0.47	82.15
2018	1	7	0	0	0	84.04	1	0	0	0	5.69	7.64	0.46	0.17	0.16	82.43
2019	1	7	0	0	0	85.59	1	0	0	0	5.81	6.96	0.42	0.15	0.15	83.95
Tot.				**4**	**3**	**78.45**			**0**	**0**	**4.34**			**3.68**	**3.49**	**77.49**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens				Royalty Interest Total	Company Interest Total	Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest														
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2012	21	0	0	21	0	21	1	0	0	0	1	21	7	11	19
2013	52	0	0	52	0	52	3	0	0	0	3	50	17	26	43
2014	52	0	0	52	0	52	3	0	0	0	3	49	17	24	41
2015	48	0	0	49	0	49	3	0	0	0	3	46	17	22	39
2016	44	0	0	44	0	44	2	0	0	0	2	42	18	20	38
2017	40	0	0	40	0	40	1	0	0	0	1	38	18	18	36
2018	14	0	0	14	0	14	1	0	0	0	1	13	6	6	12
2019	13	0	0	13	0	13	0	0	0	0	0	12	6	6	12
Tot.	**283**	**2**	**0**	**285**	**0**	**285**	**14**	**0**	**0**	**0**	**14**	**271**	**105**	**134**	**240**
Disc	219	1	0	221	0	221	11	0	0	0	11	210	80	104	184

	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
Year														
2012	0	0	0	2	0	2	0	0	0	0	0	0	0	0
2013	0	0	0	7	0	0	7	0	0	0	0	7	7	6
2014	0	0	0	8	0	0	8	0	0	0	0	8	15	13
2015	0	0	0	7	0	0	7	0	0	0	0	7	22	18
2016	0	0	0	4	0	0	4	0	0	0	0	4	26	21
2017	0	0	0	2	0	5	-3	0	0	0	0	-3	24	20
2018	0	0	0	1	0	0	1	0	0	0	0	1	24	20
2019	0	0	0	0	0	2	-2	0	0	0	0	-2	22	19
Tot.	**0**	**0**	**0**	**31**	**0**	**9**	**22**	**0**	**0**	**0**	**0**	**22**	**22**	**19**
Disc	0	0	0	25	0	6	19	0	0	0	0	19	19	19

SUMMARY OF RESERVES

		Remaining Reserves at Sep 01, 2012					Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Heavy Oil	Mbbl	76	4	0	4	3	1.000	4	98	7.3	3.7	3.2
Solution Gas	MMcf	10	0	0	0	0	6.000	0	2	7.3	4.2	3.4
Gas Heat Content	BBtu	10	0	0	0	0	0.000	0	0	7.3	4.2	3.4
Total: Oil Eq.	Mboe	78	4	0	4	3	1.000	4	100	7.3	3.7	3.2

PRODUCT REVENUE AND EXPENSES

		Average First Year Unit Values							Net Revenue After Royalties			
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Heavy Oil	$/bbl	79.08	-13.18	65.90	2.27	57.34	0.00	6.29	269	99	208	99
Solution Gas	$/Mcf	2.68	0.11	2.78	0.12	0.75	0.00	1.92	2	1	1	1
Total: Oil Eq.	$/boe	78.06	-12.95	65.10	2.25	56.48	0.00	6.38	271	100	210	100

1131936   Proved Plus Probable Producing, GLJ (2012-07), pri

GLJ Petroleum Consultants

INTEREST AND NET PRESENT VALUE SUMMARY

				Net Present Value Before Income Tax				
Revenue Interests and Burdens (%)			Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	**Cash Flow**	
Entity Name	Initial	Average					M$	$/boe
Working Interest	4.8181	4.7530	0.0	31	22	0.0	22	6.01
Capital Interest	4.8181	4.7530	5.0	28	20	0.0	20	5.57
Royalty Interest	0.0000	0.0000	8.0	26	20	0.0	20	5.33
Crown Royalty	3.4611	4.9724	10.0	25	19	0.0	19	5.17
Non-crown Royalty	0.0000	0.0000	12.0	24	18	0.0	18	5.02
Mineral Tax	0.0000	0.0000	15.0	23	18	0.0	18	4.81
			20.0	21	16	0.0	16	4.48

Evaluator: Anhorn, Jodi L.
Run Date: November 27, 2012 13:38:19

APPENDIX

RESERVES ESTIMATION - SUPPORTING INFORMATION

Historical and Forecast Production
00/06-31-057-09W5/0

Property : Leaman
Well Name : PBN LEAMAN 6-31-57-9

Regulatory Field : Leaman
Regulatory Pool : Pekisko C
Operator : Petrobakken Energy Ltd.



		Decline Analysis Summary @ 2012/09/01						Average Production Rates (Last 12 months ending 2012/08/31)			
		Reserves (Mbbl)			Rates (bbl/d)		Decline		Gas :	15.3 Mcf/d 15.3 Mcf/cd	WGR : >9999.9 bbl/M...
Reserves									Oil :	18.6 bbl/d 18.5 bbl/cd	GOR : 825.9 scf/bbl
Classification		Ultimate	Cum Prd	Remain	Initial	Final	Initial	Expont	On Prod : 363.6 days		WC : 96.6 %
Pv Prd	A	175	134	41	15	2	14.5%	0.50		Cumulative Production	
P + P Prd	G	185	134	51	15	2	12.8%	0.60	Oil : 134.2 Mbbl Gas : 76.3 MMcf Water : 1126.9 Mbbl		

00/06-31-057-09W5/0
1131936 / Oct 31, 2012

GLJ Petroleum Consultants

Historical and Forecast Production
00/07-31-057-09W5/0

Property : Leaman
Well Name : PBN LEAMAN 7-31-57-9

Regulatory Field : Leaman
Regulatory Pool : Pekisko C
Operator : Petrobakken Energy Ltd.



	Decline Analysis Summary @ 2012/09/01						
	Reserves (Mbbl)			Rates (bbl/d)		Decline	
Reserves Classification	Ultimate	Cum Prd	Remain	Initial	Final	Initial	Expont
Pv Prd A	90	54	36	11	2	11.8%	0.50
P + P Prd G	100	54	46	11	2	10.0%	0.60

Average Production Rates (Last 12 months ending 2012/08/31)

Gas :	1.6 Mcf/d	1.3 Mcf/cd	WGR	>9999.9 bbl/M...
Oil :	12.6 bbl/d	12.5 bbl/cd	GOR	103.0 scf/bbl
On Prod :	362.7 days		WC :	95.6%

Cumulative Production

Oil :	54.5 Mbbl	Gas :	33.3 MMcf	Water :	592.6 Mbbl

00/07-31-057-09W5/0
1131936 / Oct 31, 2012

GLJ Petroleum Consultants

Historical and Forecast Production
00/10-31-057-09W5/0

Property : Leaman
Well Name : PBN LEAMAN 10-31-57-9

Regulatory Field : Leaman
Regulatory Pool : Pekisko C
Operator : Petrobakken Energy Ltd.



Projections Illustrate
Production Forecast

Decline Analysis Summary @ 2012/09/01							
Reserves Classification	Reserves (Mbbl)			Rates (bbl/d)		Decline	
	Ultimate	Cum Prd	Remain	Initial	Final	Initial	Expont
Pv Prd A	80	47	33	12	2	14.0%	0.50
P + P Prd G	85	47	38	12	2	13.2%	0.60

Average Production Rates (Last 12 months ending 2012/08/31)

Gas :	2.5 Mcf/d	2.3 Mcf/cd	WGR :	>9999.9 bbl/M...
Oil :	14.3 bbl/d	14.2 bbl/cd	GOR :	163.1 scf/bbl
On Prod :	363.1 days		WC :	96.3 %

Cumulative Production

Oil :	46.9 Mbbl	Gas :	35.5 MMcf	Water :	730.3 Mbbl

00/10-31-057-09W5/0
1131936 / Oct 31, 2012

GLJ Petroleum Consultants

Historical and Forecast Production
00/11-31-057-09W5/0

Property : Leaman
Well Name : PBN LEAMAN 11-31-57-9

Regulatory Field : Leaman
Regulatory Pool : Pekisko C
Operator : Petrobakken Energy Ltd.



Decline Analysis Summary @ 2012/09/01

Reserves Classification	Reserves (Mbbl)			Rates (bbl/d)		Decline	
	Ultimate	Cum Prd	Remain	Initial	Final	Initial	Expont
Pv Prd — A	75	44	31	11	2	13.2%	0.50
P + P Prd — G	80	44	36	11	2	12.3%	0.60

Average Production Rates (Last 12 months ending 2012/08/31)

Gas :	10.5 Mcf/d	10.3 Mcf/cd	WGR :	>9999.9 bbl/M...
Oil :	12.8 bbl/d	12.5 bbl/cd	GOR :	821.4 scf/bbl
On Prod :	357.6 days		WC :	96.2 %

Cumulative Production

Oil :	43.5 Mbbl	Gas :	37.9 MMcf	Water :	677.2 Mbbl

(2012-Oct-31) 00/11-31-057-09W5/0 - Payout balance estimated to be $1,950M.
00/11-31-057-09W5/0
1131936 / Oct 31, 2012

GLJ Petroleum Consultants

Historical and Forecast Production
02/12-31-057-09W5/0

Property : Leaman
Well Name : PBN LEAMAN 12-31-57-9

Regulatory Field : Leaman
Regulatory Pool : Pekisko C
Operator : Petrobakken Energy Ltd.



Decline Analysis Summary @ 2012/09/01								Average Production Rates (Last 12 months ending 2012/08/31)				
	Reserves (Mbbl)			Rates (bbl/d)		Decline		Gas :	2.7 Mcf/d	2.4 Mcf/cd	WGR :	>9999.9 bbl/M...
Reserves Classification	Ultimate	Cum Prd	Remain	Initial	Final	Initial	Expont	Oil :	8.2 bbl/d	7.8 bbl/cd	GOR :	301.2 scf/bbl
								On Prod :	348.2 days		WC :	97.1 %
Pv Prd — A	70	51	19	8	2	12.7%	0.50			Cumulative Production		
P + P Prd — G	75	51	24	8	2	10.8%	0.60	Oil :	51.2 Mbbl	Gas : 30.3 MMcf	Water :	548.9 Mbbl

02/12-31-057-09W5/0
1131936 / Oct 31, 2012

APPENDIX I

SEC 2012-AUG-31 POSTED (12 MONTH AVG.)

Table 1
GLJ Petroleum Consultants
Crude Oil and Natural Gas Liquids
SEC 2012-Aug-31 Posted (12 Month Avg.)
Effective July 01, 2012

Year	Inflation %	Bank of Canada Average Noon Exchange Rate USD/CAD	NYMEX WTI Near Month Futures Contract Crude Oil at Cushing Oklahoma		Brent Blend Crude Oil FOB North Sea	Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton	Bow River Crude Oil Stream Quality at Hardisty	Lloyd Blend Crude Oil Stream Quality at Hardisty	WCS Crude Oil Stream Quality at Hardisty	Heavy Crude Oil Proxy (12 API) at Hardisty	Light Sour Crude Oil (35 API, 1.2%S) at Cromer	Medium Crude Oil (29 API, 2.0%S) at Cromer	Alberta Natural Gas Liquids (Then Current Dollars)			
			Constant 2012 $ USD/bbl	Then Current USD/bbl	Then Current USD/bbl	Then Current CAD/bbl	Then Current CAD/bbl	Then Current CAD/bbl	Then Current CAD/bbl	Then Current CAD/bbl	Then Current CAD/bbl	Then Current CAD/bbl	Spec Ethane CAD/bbl	Edmonton Propane CAD/bbl	Edmonton Butane CAD/bbl	Edmonton Pentanes Plus CAD/bbl
2012 Q3-Q4	0.0	0.9928	94.32	94.32	110.54	90.45	78.20	76.08	76.43	66.83	87.69	84.55	8.21	40.02	64.83	103.57

Table 2
GLJ Petroleum Consultants
Natural Gas and Sulphur
SEC 2012-Aug-31 Posted (12 Month Avg.)
Effective July 01, 2012

Year	Henry Hub Nymex Near Month Contract		Midwest Price at Chicago	AECO/NIT Spot	Alberta Plant Gate				Saskatchewan Plant Gate		Sumas Spot	British Columbia		Sulphur FOB Vancouver	Alberta Sulphur at Plant Gate
					Spot										
	Constant 2012 $ USD/MMBtu	Then Current USD/MMBtu	Then Current USD/MMBtu	Then Current CAD/MMBtu	2012 $ CAD/MMBtu	Then Current CAD/MMBtu	ARP CAD/MMBtu	Alliance CAD/MMBtu	SaskEnergy CAD/MMBtu	Spot CAD/MMBtu	Sumas Spot USD/MMBtu	Westcoast Station 2 CAD/MMBtu	Spot Plant Gate CAD/MMBtu	Sulphur FOB Vancouver USD/lt	Alberta Sulphur at Plant Gate CAD/lt
2012 Q3-Q4	2.93	2.93	3.00	2.55	2.36	2.36	2.31	1.75	2.41	2.49	2.86	2.49	2.32	211.70	170.24

Table 3
GLJ Petroleum Consultants
Crude and Natural Gas
SEC 2012-Aug-31 Posted (12 Month Avg.)
Effective July 01, 2012

Year	Inflation %	Bank of Canada Average Noon Exchange Rate USD/CAD	Can. - UK Exchange Rate CAD/GBP	Can. - EURO Exchange Rate CAD/EUR	NYMEX WTI Near Month Futures Contract Crude Oil at Cushing Oklahoma		Brent Blend Crude Oil FOB North Sea		Henry Hub Spot		Nova Scotia Goldboro		National Balancing Point (UK)	
					Then Current USD/bbl	Then Current CAD/bbl	Then Current USD/bbl	Then Current CAD/bbl	Then Current USD/MMBtu	Then Current CAD/MMBtu	Then Current USD/MMBtu	Then Current CAD/MMBtu	Then Current USD/MMBtu	Then Current CAD/MMBtu
2012 Q3-Q4	0.0	0.993	1.5921	1.3292	94.32	95.00	110.54	111.34	2.93	2.95	2.62	2.64	8.71	8.77

Company:	**Titan Oil & Gas, Inc**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**Summary**	Pricing:	**SEC 2012-Aug-31 Posted (12 Month Avg.)**
		Effective Date:	**August 31, 2012**

Summary of Reserves and Values

	Proved Producing	Proved Plus Probable Producing
MARKETABLE RESERVES		
Heavy Oil (Mbbl)		
Total Company Interest	3.5	4.0
Working Interest	3.5	4.0
Net After Royalty	3.3	3.9
Gas (MMcf)		
Total Company Interest	0.4	0.4
Working Interest	0.4	0.4
Net After Royalty	0.3	0.4
Oil Equivalent (Mbbl)		
Total Company Interest	3.5	4.1
Working Interest	3.5	4.1
Net After Royalty	3.4	3.9
BEFORE TAX PRESENT VALUE (M$)		
0%	22	27
5%	21	26
8%	21	25
10%	20	24
12%	20	23
15%	19	23
20%	18	21
FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)		
2012 (4 Months)	4	4
2013	8	8
2014	7	8
2015	5	6
2016	3	4
2017	-3	0

BOE Factors:	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

Company:	**Titan Oil & Gas, Inc**	Reserve Class:	**Proved**	
Property:	**Corporate**	Development Class:	**Producing**	
Description:	**Summary**	Pricing:	**SEC 2012-Aug-31 Posted (12 Month Avg.)**	
		Effective Date:	**August 31, 2012**	

Economic Forecast

PRODUCTION FORECAST

	Heavy Oil Production					Solution Gas Production					Total Oil Equiv. Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf		Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2012	0	3	0	0	75.33	0	0	0	2.45		2.69	0.33	0.30	74.35
2013	0	2	1	1	75.33	0	0	0	2.45		2.44	0.89	0.84	74.35
2014	0	2	1	1	75.33	0	0	0	2.45		1.77	0.65	0.61	74.31
2015	0	2	1	1	75.33	0	0	0	2.45		1.55	0.57	0.55	74.31
2016	0	1	0	0	75.33	0	0	0	2.45		1.38	0.50	0.49	74.32
2017	0	1	0	0	75.33	0	0	0	2.45		1.23	0.45	0.44	74.32
2018	0	0	0	0	75.33	0	0	0	2.45		0.41	0.15	0.15	73.38
Tot.			**3**	**3**	**75.33**		**0**	**0**	**2.45**			**3.53**	**3.38**	**74.29**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After	Net Revenue After	Operating Expenses		
	Working Interest				Royalty Interest	Company Interest									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	Process. M$	Royalty M$	Fixed M$	Variable M$	Total M$
2012	24	0	0	24	0	24	2	0	0	0	2	23	7	11	18
2013	66	0	0	66	0	66	4	0	0	0	4	62	22	31	52
2014	48	0	0	48	0	48	2	0	0	0	2	46	16	22	38
2015	42	0	0	42	0	42	1	0	0	0	1	41	16	20	36
2016	37	0	0	37	0	37	1	0	0	0	1	37	16	17	34
2017	33	0	0	33	0	33	0	0	0	0	0	33	16	15	32
2018	11	0	0	11	0	11	0	0	0	0	0	11	5	5	11
Tot.	**262**	**1**	**0**	**262**	**0**	**262**	**11**	**0**	**0**	**0**	**11**	**252**	**99**	**122**	**221**
Disc	210	1	0	211	0	211	9	0	0	0	9	201	78	98	175

	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
Year								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2012	0	0	0	4	0	0	4	0	0	0	0	4	4	4
2013	0	0	0	10	0	2	8	0	0	0	0	8	12	11
2014	0	0	0	7	0	0	7	0	0	0	0	7	19	17
2015	0	0	0	5	0	0	5	0	0	0	0	5	24	21
2016	0	0	0	3	0	0	3	0	0	0	0	3	27	23
2017	0	0	0	1	0	4	-3	0	0	0	0	-3	24	21
2018	0	0	0	0	0	2	-2	0	0	0	0	-2	22	20
Tot.	**0**	**0**	**0**	**31**	**0**	**8**	**22**	**0**	**0**	**0**	**0**	**22**	**22**	**20**
Disc	0	0	0	26	0	6	20	0	0	0	0	20	20	20

SUMMARY OF RESERVES

		Remaining Reserves at Sep 01, 2012				Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Heavy Oil	Mbbl	3	0	3	3	1.000	3	98	6.3	3.6	2.9
Solution Gas	MMcf	0	0	0	0	6.000	0	2	6.3	3.8	3.0
Total: Oil Eq.	Mboe	4	0	4	3	1.000	4	100	6.3	3.6	2.9

PRODUCT REVENUE AND EXPENSES

		Average First Year Unit Values							Net Revenue After Royalties			
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Heavy Oil	$/bbl	90.45	-15.12	75.33	5.45	57.40	0.00	12.48	251	100	201	100
Solution Gas	$/Mcf	2.36	0.09	2.45	0.10	0.75	0.00	1.61	1	0	1	0
Total: Oil Eq.	$/boe	89.21	-14.86	74.35	5.37	56.54	0.00	12.43	252	100	201	100

GLJ Petroleum Consultants

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

				Net Present Value Before Income Tax				
Revenue Burdens (%)				Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	**Cash Flow**	
Entity Name	Initial	Average						M$	$/boe
Crown Royalty	7.2322	4.1615		0.0	31	22	0.0	22	6.32
Non-crown Royalty	0.0000	0.0000		5.0	28	21	0.0	21	6.02
Mineral Tax	0.0000	0.0000		8.0	27	21	0.0	21	5.84
				10.0	26	20	0.0	20	5.73
				12.0	25	20	0.0	20	5.62
				15.0	24	19	0.0	19	5.46
				20.0	23	18	0.0	18	5.21

Evaluator: Anhorn, Jodi L.
Run Date: November 27, 2012 13:41:17

GLJ Petroleum Consultants

Company:	**Titan Oil & Gas, Inc**		Reserve Class:	**Proved Plus Probable**
Property:	**Corporate**		Development Class:	**Producing**
Description:	**Summary**		Pricing:	**SEC 2012-Aug-31 Posted (12 Month Avg.)**
			Effective Date:	**August 31, 2012**

Economic Forecast

PRODUCTION FORECAST

	Heavy Oil Production					Solution Gas Production					Total Oil Equiv. Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily Mcf/d	Company Yearly MMcf	Net Yearly MMcf	Price $/Mcf		Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2012	0	3	0	0	75.33	0	0	0	2.45		2.69	0.33	0.30	74.35
2013	0	2	1	1	75.33	0	0	0	2.45		2.47	0.90	0.85	74.35
2014	0	2	1	1	75.33	0	0	0	2.45		1.82	0.67	0.63	74.31
2015	0	2	1	1	75.33	0	0	0	2.45		1.63	0.59	0.57	74.31
2016	0	1	1	1	75.33	0	0	0	2.45		1.47	0.54	0.52	74.31
2017	0	1	0	0	75.33	0	0	0	2.45		1.33	0.48	0.47	74.32
2018	0	1	0	0	75.33	0	0	0	2.45		0.85	0.31	0.30	74.10
2019	0	0	0	0	75.33	0	0	0	2.45		0.42	0.15	0.15	73.38
2020	0	0	0	0	75.33	0	0	0	2.45		0.38	0.14	0.14	73.38
Tot.			**4**	**4**	**75.33**		**0**	**0**	**2.45**			**4.11**	**3.94**	**74.24**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens				Royalty Interest Total	Company Interest Total	Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest														
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2012	24	0	0	24	0	24	2	0	0	0	2	23	7	11	19
2013	67	0	0	67	0	67	4	0	0	0	4	63	22	31	53
2014	49	0	0	49	0	49	3	0	0	0	3	47	16	23	39
2015	44	0	0	44	0	44	2	0	0	0	2	42	16	20	37
2016	40	0	0	40	0	40	1	0	0	0	1	39	16	18	35
2017	36	0	0	36	0	36	1	0	0	0	1	35	16	17	33
2018	23	0	0	23	0	23	0	0	0	0	0	23	11	11	21
2019	11	0	0	11	0	11	0	0	0	0	0	11	5	5	11
2020	10	0	0	10	0	10	0	0	0	0	0	10	5	5	10
Tot.	**304**	**1**	**0**	**305**	**0**	**305**	**13**	**0**	**0**	**0**	**13**	**293**	**115**	**142**	**257**
Disc	234	1	0	235	0	235	11	0	0	0	11	225	86	109	195

	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
Year								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2012	0	0	0	4	0	0	4	0	0	0	0	4	4	4
2013	0	0	0	10	0	2	8	0	0	0	0	8	12	12
2014	0	0	0	8	0	0	8	0	0	0	0	8	20	18
2015	0	0	0	6	0	0	6	0	0	0	0	6	26	22
2016	0	0	0	4	0	0	4	0	0	0	0	4	30	25
2017	0	0	0	2	0	2	0	0	0	0	0	0	30	25
2018	0	0	0	1	0	2	-1	0	0	0	0	-1	29	25
2019	0	0	0	0	0	0	0	0	0	0	0	0	29	25
2020	0	0	0	0	0	2	-2	0	0	0	0	-2	27	24
Tot.	**0**	**0**	**0**	**36**	**0**	**8**	**27**	**0**	**0**	**0**	**0**	**27**	**27**	**24**
Disc	0	0	0	29	0	5	24	0	0	0	0	24	24	24

SUMMARY OF RESERVES

		Remaining Reserves at Sep 01, 2012				Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Heavy Oil	Mbbl	4	0	4	4	1.000	4	98	8.3	4.2	3.3
Solution Gas	MMcf	0	0	0	0	6.000	0	2	8.3	4.6	3.6
Total: Oil Eq.	Mboe	4	0	4	4	1.000	4	100	8.3	4.2	3.3

GLJ Petroleum Consultants

PRODUCT REVENUE AND EXPENSES

Product	Units	Base Price	Price Adjust.	Average First Year Unit Values					Net Revenue After Royalties			
				Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Heavy Oil	$/bbl	90.45	-15.12	75.33	5.48	57.34	0.00	12.51	292	100	224	100
Solution Gas	$/Mcf	2.36	0.09	2.45	0.10	0.75	0.00	1.61	1	0	1	0
Total: Oil Eq.	$/boe	89.21	-14.86	74.35	5.40	56.48	0.00	12.47	293	100	225	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Net Present Value Before Income Tax

Revenue Burdens (%)				Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow	
Entity Name	Initial	Average						M$	$/boe
Crown Royalty	7.2742	4.1473		0.0	36	27	0.0	27	6.65
Non-crown Royalty	0.0000	0.0000		5.0	32	26	0.0	26	6.23
Mineral Tax	0.0000	0.0000		8.0	31	25	0.0	25	5.99
				10.0	29	24	0.0	24	5.84
				12.0	28	23	0.0	23	5.70
				15.0	27	23	0.0	23	5.49
				20.0	25	21	0.0	21	5.17

Evaluator: Anhorn, Jodi L.
Run Date: November 27, 2012 13:41:18

GLJ Petroleum Consultants

APPENDIX II

CERTIFICATES OF QUALIFICATION

Jodi L. Anhorn
Scott M. Quinell

CERTIFICATION OF QUALIFICATION

I, Jodi L. Anhorn, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1.   That I am a principal officer of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of the Leaman property of Titan Oil & Gas Inc. (the "Company"). The effective date of this evaluation is August 31, 2012.

2.   That I do not have, nor do I expect to receive any direct or indirect interest in the securities of the Company or its affiliated companies.

3.   That I attended the University of Calgary and that I graduated with a Master of Science Degree in Chemical and Petroleum Engineering in 1992; that I am a Registered Professional Engineer in the Province of Alberta; and that I have in excess of twenty years experience in engineering studies relating to Canadian and International oil and gas fields.

4.   That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of the Company, and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY

Jodi L. Anhorn, M.Sc., P. Eng.

GLJ Petroleum Consultants

CERTIFICATION OF QUALIFICATION

I, Scott M. Quinell, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of Leaman property of Titan Oil & Gas Inc. (the "Company"). The effective date of this evaluation is August 31, 2012.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of the Company or its affiliated companies.

3. That I attended the University of Alberta where I graduated with a Bachelor of Science Degree in Petroleum Engineering in 2006; and, that I am an Registered Professional Engineer in the Province of Alberta; and, that I have in excess of six years of experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of the Company, and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY
Scott M. Quinell, P. Eng.

GLJ Petroleum Consultants